July 18, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Apollo Gold Corporation Amendment No. 2 to Registration Statement on Form S-3 Filed June 25, 2007 SEC File No. 333-141877

Ladies and Gentlemen:

This letter sets forth the responses of Apollo Gold Corporation (“Apollo Gold” or “we”) to the comments contained in the Staff’s comment letter dated July 12, 2007 (the “Comment Letter”) with respect to Apollo Gold’s Registration Statement on Form S-3, as filed with the Securities and Exchange Commission (“SEC”) on April 4, 2007 and as amended by Amendment No. 1 filed with the SEC on May 24, 2007 and Amendment No. 2 filed with the SEC on June 25, 2007 (the “Registration Statement”). We have transmitted herewith our proposed changes to the Registration Statement to reflect our responses to the Comment Letter. For the convenience of the Staff’s review, we have set forth the comments contained in the Staff’s Comment Letter along with the responses of Apollo Gold.

1.
We note your response to our prior comment 1, and the removal of RAB Special Situations (Master) Fund Limited as a selling shareholder. If material, please add a discussion of any liability you may have to RAB for liquidated damages in light of the action you have taken. We note section 2(e) of the Registration Rights Agreement filed as Exhibit 4.5 that allows for liquidated damages.

We have revised the Registration Statement to include a discussion of any liability we may have to the selling shareholders for liquidated damages and transmitted herewith is Amendment No. 3 to the Registration Statement which reflects such revision.

2.
We note your response to our prior comment 2, and reissue it in part. Please revise the title of the second line item on the table entitled “Payments to Selling Shareholders” on page 20 to be “Aggregate Discount at Date of Sale of Convertible Debentures.”

Amendment No. 3 to the Registration Statement includes the requested title change.

July 18, 2007

3.	Please specifically incorporate by reference the Form 8-K you filed on July 6, 2007.

Amendment No. 3 to the Registration Statement includes the requested incorporation by reference.

4.
We note your statement that the information in the selling shareholder table is based on information obtained prior to or on April 4, 2007. Please update the information on the table, and provide the information missing from footnote 3.

Amendment No. 3 to the Registration Statement includes the requested update and missing information.

If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (720) 886-9656.

Sincerely, /s/ Melvyn Williams Melvyn Williams Chief Financial Officer and Senior Vice President - Finance and Corporate Development